Filed pursuant to General Instruction II.L of Form F-10;
File No. 333-184496

The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and declared effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 4, 2012

PRELIMINARY PROSPECTUS SUPPLEMENT

(To a Short Form Base Shelf Prospectus Dated October 31, 2012)

VERIS GOLD CORP.

CDN$25,020,000

[—] Units

Veris Gold Corp. (formerly known as Yukon-Nevada Gold Corp.) (“VG” or the “Company”) is hereby qualifying the distribution (the “Offering”) of [—] units of the Company (“Units”), each Unit consisting of one common share of the Company (a “Unit Share”) and one half of one common share purchase warrant (each whole warrant, a “Warrant”) at a price of $[—] per Unit (the “Offering Price”) pursuant to the terms of an agency agreement to be entered into (the “Agency Agreement”) among the Company, Haywood Securities Inc. and Casimir Capital Ltd. (together, the “Lead Agents”) and Global Hunter Securities LLC (together with the Lead Agent, the “Agents”) and the Warrant Indenture (as defined below). The Units will separate into Unit Shares and Warrants immediately upon issue. Each Warrant shall entitle the holder thereof to acquire one common share (each a “Warrant Share”) at an exercise price of $[—] per Warrant Share for a period of [—] following closing of the Offering. For greater certainty, all Warrants, including any Warrants issued pursuant to, or in connection with, the Compensation Options (as defined below), will expire on the same expiry date [—] from the Closing Date (as defined below). The offering price of the Units was determined by arm’s length negotiation between the Company and the Lead Agents on behalf of the Agents. Global Hunter Securities LLC is not registered as a dealer in any Canadian jurisdiction and, accordingly, will only sell Units into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Units in Canada. See “Plan of Distribution”.

The outstanding common shares of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “VG” and are quoted on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “YNGFF”. On December 3, 2012, the closing price of the Common Shares on the TSX was $2.50. The Company is in the process of applying to list the Common Shares on the NYSE MKT LLC (“MKT”). There is no assurance that the application will be approved. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this prospectus supplement. This may affect the price of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. The Company has applied to list the Unit Shares and Warrants (and the Warrant Shares issuable on exercise of the Warrants) qualified for distribution by this prospectus supplement on the TSX. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX.

An investment in the Units bears certain risks. See “Risk Factors” in this prospectus supplement and the accompanying short form base shelf prospectus.

The Units offered hereby will generally be a qualified investment under the Income Tax Act (Canada). See “Eligibility for Investment”.

Notice to United States Investors:

This Offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been or will be prepared in accordance with International Financial Reporting Standards and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of Units may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein. Prospective investors should read the tax discussions contained in the prospectus supplement and the accompanying base shelf prospectus.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of its officers and directors are residents of Canada, that some or all of the experts named in the registration statement are not resident in the United States, and that a substantial portion of the assets of the persons are located outside the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Price: $[—] per Unit

	Public Offering Price			Agent’s Fee			Net Proceeds to the Company(1)
Per Unit	$	[	—]	$	[	—]	$	[	—]
Total(2)	$	[	—]	$	[	—]	$	[	—]

Notes:

(1)	After deducting the fee to be paid to the Agents (the “Agents’ Fee”), but before deducting the expenses of the Offering, which are estimated at $[—].

The Offering is not underwritten or guaranteed by any person. The Agents conditionally offer the Units on a ‘reasonable best efforts’ agency basis, subject to prior sale, if, as and when issued by the Company and delivered to and accepted by the Agents in accordance with the conditions contained in the Agency Agreement and subject to the approval of certain legal matters on behalf of the Company by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and Troutman Sanders LLP with respect to U.S. securities law matters and on behalf of the Agents by Bennett Jones LLP with respect to Canadian legal matters and Goodwin Proctor LLP with respect to U.S. securities law matters. See “Plan of Distribution”.

As partial compensation, the Company will grant the Agents compensation options entitling the Agents to purchase that number of Units equal to 6.0% of the aggregate number of Units issued by the Company in the Offering, with an exercise price equal to 102% of the Offering Price (the “Compensation Options”). The Compensation Options shall have a term of 24 months from the Closing Date and shall be subject to lock-up restrictions, complying with the requirements for lock-up restrictions under FINRA (as defined below) Rule 5110(g), for 360 days after the date of commencement of sales in the Offering. This prospectus supplement and the accompanying short form base shelf prospectus qualify the distribution of the Compensation Options. See “Plan of Distribution”.

Agent Position	Maximum Number of Available Securities	Exercise Period	Exercise Price
Compensation Options	[—] Units	At any time up to 24 months from the Closing Date	CDN$[—] per Unit

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about [—] or such later date as the Company and the Agents may agree (the “Closing Date”), but in any event such Closing Date shall occur on or before a date that is not later than [—], 2012. It is anticipated that one or more global certificates representing the Unit Shares and Warrants will be issued and registered in the name of CDS Clearing and Depositary Services Inc. (“CDS”) or its nominee or The Depository Trust & Clearing Corporation (“DTCC”) or its nominee, Cede & Co., as directed by the Agents and will be deposited with CDS or DTCC, as the case may be. No beneficial holder of such Unit Shares or Warrants will receive definitive certificates representing their interest in the Unit Shares or Warrants. Beneficial holders of Unit Shares and Warrants will receive only a customer confirmation from the registered dealer who is a CDS or DTCC participant and from or through whom a beneficial interest in the Units is acquired. The Closing Date will be the — business day (in the United States) following the date of pricing of the Units (such settlement cycle being referred to as “T+—“). Under Rule 15c6-1 under the U.S. Exchange Act of 1934, as amended (the “U.S. Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Unit Shares or Warrants prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Unit Shares or Warrants prior to the Closing Date should consult their own advisors. See “Plan of Distribution”. Subject to applicable laws in connection with the Offering, the Agents may effect transactions intended to fix or stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. Please refer to the heading “Plan of Distribution” of this prospectus supplement.

Francois Marland, a director of the Company, resides outside of Canada. Although Mr. Marland has appointed the Company as his agent for service of process in each province of Canada in which the Units are to be distributed, it may not be possible for investors to enforce judgments obtained in Canada against Mr. Marland.

PRELIMINARY PROSPECTUS SUPPLEMENT

GENERAL MATTERS

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying base shelf prospectus and the documents incorporated by reference therein. The second part is the accompanying base shelf prospectus, which gives more general information, some of which may not apply to the Offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying base shelf prospectus solely for the purpose of this Offering.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. The Company has not authorized anyone to provide you with different or additional information. The Company is not making an offer of these Units in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this prospectus supplement and the accompanying base shelf prospectus are references to Canadian dollars. References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to U.S. dollars. See “Exchange Rate Information” in this prospectus supplement. The Company’s financial statements that are incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are presented in United States dollars. No reconciliation to U.S. GAAP is anticipated for financial statements filed in accordance with IFRS.

Unless the context otherwise requires, references in this prospectus supplement and the accompanying base shelf prospectus to “VG”, the “Company”, “we”, “us” and “our” refer to Veris Gold Corp. and/or, as applicable, one or more of its subsidiaries. Unless the context otherwise requires, references to “Common Shares” include all of the common shares of the Company offered and qualified hereunder.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This prospectus supplement and the accompanying base shelf prospectus have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States federal and state securities laws. Unless otherwise indicated, all reserve and resource estimates included in this prospectus supplement and the accompanying base shelf prospectus have been, and will be, prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) to the extent known, provides the key assumptions, parameters and methods used to prepare the historical estimate; (d) states whether the historical estimate uses categories other than those prescribed by NI 43-101; (e) includes any more recent estimates or data available; (f) comments on what work needs to be done to upgrade or verify the historical estimate; and (g) states with equal prominence that a qualified person has not done sufficient work to classify the historical estimate as a current mineral resource or reserve and the issuer is not treating the historical estimate as a current mineral resource or reserve.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained or incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “‘reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by VG in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

See “Preliminary Notes — Glossary of Abbreviations and Terms” in the Company’s Annual Information Form for the fiscal year ended December 31, 2011, which is incorporated by reference herein, for a description of certain of the mining terms used in this prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference herein and therein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference into the base shelf prospectus contain statements of forward-looking information within the meaning of applicable securities laws.

Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if a property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements also include the Company’s expectation that it will be able to increase the daily production amounts, and will be processing a larger portion of higher grade ore, from the Smith and SSX-Steer mines and that a significant improvement in margins will be realized; that the Company’s new tailings facility will extend the life of the facility for several years and bring the Company into compliance with current environmental standards; that surface core drilling at Jerritt Canyon will continue into 2012 as long as the weather remains favorable for drilling; that certain upgrades made in early 2012 at Jerritt Canyon will have a significant impact on the mills’ output capacity; management’s belief that, while some financing may be needed for investment into the facility and future expansion at Jerritt Canyon, cash generated from processing mined ore and available stockpiles, along with possible toll milling in the future, should be sufficient to meet the ongoing capital and maintenance requirements of the Company; that current cash flows from operations are improving and returning to maintenance levels; that the Company will focus on ramping up production from the SSX-Steer mine, processing available stockpiles, and continue receiving ore from the Smith mine, while pursuing profitable opportunities to process third party ore, either under a purchase agreement or toll milling arrangement; that the Company will continue building the necessary infrastructure and making equipment purchases in order to open a third mine, Starvation Canyon, located on the south end of Jerritt Canyon; that the targeted production date at Starvation Canyon will be in February, 2013; that if permitting is approved on a timely basis, the Company will be able to commence construction of the planned tailings facility in the Yukon Territory and commence mining upon its completion; that Starvation Canyon will be capable of delivering up to 600 tons of ore per day, an additional 130 recovered ounces per day and $233,000 in additional revenues; the Company’s anticipation that the second tailings facility at Jerritt Canyon would provide six years of storage at planned production rates; the Company’s intended use of proceeds from this Offering; the Company’s intention to seek and acquire additional near production stage properties worthy of development and within economic trucking distance of the Jerritt Canyon mill; the Company’s intention that it will retain its earnings, if any, to finance growth and development of its business and will not pay dividends or make other distributions in the near future; the Company’s expectation that the oxide mineralization encountered at Ketza River in 2011 will have gold grades similar to those from the previous drill holes and expand the resource body; the impact on the Company of recent accounting pronouncements; that the focus of the 36 staked claims near Watson Lake, Yukon territory, based on preliminary historical geological work, will be silver; the Company’s intention to continue to use longhole open stoping for mining three stropes at the SSX-Steer mine; the Company’s expectation regarding the completion of the surface work at the Starvation Canyon mine; the Company’s intention to focus during the fourth quarter on optimization of the crushing and grinding circuits to allow for improvements in overall throughput of the plant; the expectation that the new tailings facility will be put into operation in December 2012 at which time the original tailings facility will be taken out of operation; the Company’s anticipation that full commissioning of the new tailings facility will occur in the first quarter of 2013; that work commencing on the restoration of the Snow Canyon rock disposal area is expected to be complete in the fourth quarter of 2012; the expectation that restoration of the Marlboro Canyon waste dump will commence in the first or second quarter of 2013 with an anticipated completion by the second half of 2013; that the review of the Yukon Environmental and Socioeconomic Assessment Application is expected to take between 12 and 18 months from the date of the original submission; management’s belief that further financing can be obtained in order to ensure that fully steady state mining operations are maintained which will ultimately provide ongoing positive cash flows; the Company’s expectation that to close the Jerritt Canyon Consent Decree will take another year to complete at a cost of between $8 and $10 million; the Company’s anticipation that discussions with the Environmental Protection Agency will continue in 2013; the Company’s anticipation that strategies that test successfully may be incorporated into future designs for rock disposal areas; the Company’s mineral reserve and mineral resource estimates; Queenstake Resources U.S.A., Inc.’s (“Queenstake”) forecast that 2012 gold production will be approximately 195,951 ounces from 1,504,000 ktons of total ore feed and average gold recovery will be 87.7%; Queenstake’s estimate that the net present value of its closure and reclamation obligations for the Jerritt Canyon operations at the end of the mine life is US$36,407,843; the anticipated actions that the Company will take with respect to closure and reclamation; Jerritt Canyon’s forecast that an expenditure of $183 million over the coming four-and-one-half year period for mine-related capital items will be made; the Company’s expectation that process recovery is expected to average 89.1% over the four-and-one-half year reserve life of mine plan; the Company’s expectation that the Smith and SSX mines will produce 1,250 ore tons per day with the Smith mine producing over the entire four-and-one-half year mine life and the Company’s expectation that the other mines and stockpiles will provide the balance of 1.5 million tons per year of ore to the process facility; Queenstake’s plan to pursue an aggressive program of resource development in order to convert a large portion of the measured and indicated mineral resources not in mineral reserves into proven and probable mineral reserves; the Company’s expectation that a portion of Jerritt Canyon’s mineral resources will be converted into mineral reserves; and the Company’s belief that significant opportunities exist at the Jerritt Canyon property to extend and/or deepen the existing open pits based on exploration potential and the continued rise in gold prices above the $1,275 three year trailing average.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•	our expected ability to meet all of the obligations under the forward gold purchase contracts we are a party to;

•	estimated operating costs and production;

•	estimated metal pricing, metallurgy, mineability, and marketability, together with other assumptions underlying the Company’s resource and reserve estimates;

•	assumptions that all necessary permits and governmental approvals will be maintained;

•	assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;

•	our expectations regarding demand for equipment, skilled labour and services needed for exploration and mining of mineral properties; and

•	our activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	risks related to the Company’s ability to meet the obligations under the forward gold purchase contracts it is a party to;

•	uncertainty of estimates of operating costs and production;

•	uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability and marketability;

•	risks related to the Company’s ability to maintain production and generate material revenues or obtain adequate financing for its planned production and exploration activities;

•

risks related to the Company’s ability to finance the development of its mineral properties through operating cashflows, external financing, strategic alliances, the sale of property interests or otherwise;

•	credit, liquidity, interest rate and currency risks;

•	risks related to market events and general economic conditions;

•	uncertainty related to inferred mineral resources;

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;

•

mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

•	the risk that permits and governmental approvals necessary to operate mines on the Company’s properties will lapse and not be renewed;

•	commodity price fluctuations;

•	risks related to governmental regulation and permits, including environmental regulation;

•	risks related to the need for further reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;

•	uncertainty related to title to the Company’s mineral properties;

•	risks related to the issuance of debt;

•	the Company’s history of losses and expectation of future losses;

•	risks related to default under the Company’s convertible notes;

•	risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

•	the Company’s need to attract and retain qualified management and technical personnel in a competitive mining market;

•	risks related to the Company’s current practice of not using hedging arrangements;

•	risks related to conflicts of interests of some of the directors of the Company;

•	risks related to global climate change;

•	operating hazards and risks;

•	risks associated with dilution;

•	risks related to environmental liability;

•	risks related to the possibility that the Company is a passive foreign investment company;

•	uncertainty associated with enforcing civil liabilities of the Company and its directors and officers in Canada; and

•	risks related to adverse publicity from non-governmental organizations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s annual information form, base shelf prospectus and this prospectus supplement under the heading “Risk Factors” and elsewhere.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

EXCHANGE RATE INFORMATION

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the Canadian dollar, on the last day of each month during such periods; and (iii) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

	Fiscal Year Ended December 31			Three Months Ended Sept 30, 2012
	2011	2010	2009
Rate at the end of period	0.9833	1.0054	0.9555	1.0176
Average rate during period	1.0110	0.9709	0.8757	1.0046
Highest rate during period	1.0583	1.0054	0.9716	1.0299
Lowest rate during period	0.9430	0.9278	0.7692	0.9790

On December 3, 2012, the exchange rate for the Canadian dollar, as expressed in U.S. dollars based on the Bank of Canada noon rate, was $0.9928 per US$1.00.

THE OFFERING

The following summary contains basic information about the Offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read the entire prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein before making an investment decision.

Issuer	Veris Gold Corp.

Securities offered	[—] Units, with each Unit consisting of one Unit Share and one-half of one Warrant.

Agent Compensation	The Agents will receive the Agents’ Fee, which is a cash commission equal to 6% of the gross proceeds from the sale of the Units, and reimbursement for certain expenses, including legal and certain out-of-pocket expenses, incurred in connection with the Offering. In addition, the Agents will receive Compensation Options entitling the Agents to purchase that number of Units equal to 6% of the aggregate number of Units issued by the Company in the Offering, with an exercise price equal to 102% of the Offering Price. The Compensation Options shall have a term of 24 months from the Closing Date and shall be subject to a lock-up restriction, complying with the requirements for lock-up restrictions under Financial Industry Regulatory Authority (“FINRA”) Rule 5110(g), for 360 days after the date of commencement of sales in the Offering. See “Plan of Distribution”.

Warrant	Each Warrant shall be exercisable to acquire one Warrant Share at $[—] for a period of [—] from the Closing Date.

Warrant Listing (TSX)	The Company will undertake to list the Warrants on the TSX. Such listing will be subject to the Company fulfilling all of the listing requirements of the TSX, including distribution to a minimum number of public securityholders.

Use of proceeds	The net proceeds from this Offering will be approximately $[—] million, after deducting the Agents’ Fee and estimated expenses. The Company intends to use the net proceeds of this Offering for development of Jerritt Canyon mining operations, environmental bonding, exploration, and for working capital and general corporate purposes. See “Use of Proceeds”.

Stock Exchange symbols	The Common Shares are listed on the TSX under the symbol “VG” and are quoted on the OTCBB under the symbol “YNGFF”.

Proposed NYSE MKT LLC Listing	The Company is currently applying to list the Common Shares on the NYSE MKT LLC. No assurance can be given that the application will be approved.

Income Tax considerations	The Units will be subject to special and complex tax rules for U.S. and Canadian taxpayers. Holders are urged to consult their own tax advisors with respect to the U.S. and Canadian federal, state, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of the Units and underlying Unit Shares and Warrants. See “Certain U.S. Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations”.

Risk Factors	See “Risk Factors” in this prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference therein for a discussion of factors you should carefully consider before deciding to invest in the Units.

Pre-Emptive Right	Pursuant to a subscription agreement dated May 24, 2011 between the Company and Deutsche Bank (as defined below), the Company granted to Deutsche Bank a pre-emptive right to participate in any subsequent offering of securities of the Company. In connection with the pre-emptive right, the Company will provide formal notice to Deutsche Bank of this Offering, notifying Deutsche Bank of its right to acquire up to [ — ] Units.

THE COMPANY

The following description of the Company is derived from selected information about the Company contained in the documents incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in any Units. You should carefully read the entire prospectus supplement and accompanying base shelf prospectus, including the sections titled “Risk Factors” in this prospectus supplement and the accompanying base shelf prospectus, as well as the documents incorporated by reference into this prospectus supplement and accompanying base shelf prospectus, before making an investment decision. This prospectus supplement and accompanying base shelf prospectus contain forward-looking statements concerning the Company’s plans at its properties, timelines, capital costs, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project and other matters. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause the Company’s results to differ from those expressed or implied by the forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements”.

Summary Description of the Business

The principal businesses of the Company are the continued mining of the Jerritt Canyon gold mine in Nevada, as well as the acquisition, exploration and development of natural resource properties with a particular focus on the Ketza River Property in the Yukon Territory.

Jerritt Canyon

Jerritt Canyon is an operating gold complex with two producing underground mines, ore stockpiles and a 1.5 million ton per year capacity processing plant. In addition, the approximately 119 square miles that comprise the Jerritt Canyon property offer a significant number of advanced, early stage and district-scale exploration targets and potential to expand the currently defined mineral reserves and resources proximal to the producing mines. The Company intends to seek and acquire additional near production stage properties worthy of development and within economic trucking distance of the Jerritt Canyon mill.

The Jerritt Canyon property is currently operating under a Consent Decree agreement dated October 13, 2009 (the “Consent Decree”) between Queenstake and the State of Nevada’s Nevada Division of Environmental Protection (“NDEP”). Under the Consent Decree, the Company is obliged to satisfy a number of requirements in order to address certain environmental compliance items. Environmental management systems are in place and are managed by an experienced and qualified onsite environmental staff. Operating and maintenance staffs are informed of their responsibilities during annual refresher classes. In addition to these classes, the mine holds leadership classes for the supervisory staff, during which supervisors are informed of their environmental responsibilities. In 2011, the Consent Decree was amended to remove a number of the items which had been addressed and revised others to respond to updated technical information.

The Company has been working to address these environmental issues. A system to dispose of calomel, a mercury-bearing by-product, was installed at the roaster facility and operational on July 20, 2009. The technology responsible for the calomel-based scrubber system is patent pending and owned by a senior VG executive. The Company designed, installed and extensively tested new emissions control technology for mercury emissions and sulfur dioxide for the roasters. The performance tests have proven to be successful and the emissions controls have now been installed on the recently installed ore dryer as well as in the assay lab. Stack tests are being done on a quarterly basis and monitored by a third party contractor to monitor the efficiency of the newly installed emissions control system and so far it is performing well and surpassing the thresholds defined in the Consent Decree.

There remain two environmental issues to be addressed in the Consent Decree: (a) high sulfate and Total Dissolved Solids (“TDS”) in surface water seepage from four rock disposal areas (“RDAs”); and (b) site closure and restoration including management of underground seepage from the tailings impoundment. Since being selected for inclusion in the 1981 Environmental Impact Statement (“EIS”), RDA design criteria have resulted in structuring the RDAs to drain toward the interior to avoid erosion. This design has resulted in four RDAs that exhibit seepage: the Marlboro Canyon, Gracie, Snow Canyon, and DASH East RDAs. The Company is developing plans to diminish the flow rate of the seepages and to develop water quality standards for these discharges. Throughout 2012, the Company has been testing several different strategies to diminish the capture and infiltration of precipitation by the RDAs and to diminish RDA seepage to the extent practicable. The Company is continuing this testing and anticipates that strategies that test successfully may be incorporated into future designs for RDAs. In 2011 a pilot treatment plant was constructed and, after permitting is obtained, the Company will test on a pilot scale an active method to treat the DASH East RDA seepage. If the efforts to diminish the flow rates and the applicable requirements cannot be met, then treatment may be required for the RDA seepages.

A sulfate reduction trench, a passive method of treatment, was installed in Marlboro Canyon to reduce the sulfate and TDS concentrations. Monitoring discharged material captured in the sulfate reduction trench showed sufficient reductions in the concentrations for the first 12 to 14 months but after that time, reductions were no longer considered acceptable to the NDEP. The Company is testing organic additives to stimulate the reduction process and will test a stimulant in the field if a candidate stimulant is identified. Monitoring continued through 2011 and 2012 with positive results, but indications are that a larger trench may be required. The discharge ultimately flows into Jerritt Creek which flows into Independence Valley through several ranch properties and infiltrates into the sub-surface alluvium. Sample analyses downstream from the sulfate reduction trench have shown levels of sulfate and TDS acceptable to NDEP standards.

The first phase of the existing tailings storage facility (“TSF-1”) was designed in 1979-1980, incorporates an earthen embankment and liner and does not have a synthetic liner. The first phase of construction was completed in October of 1981. Seepage was first observed in March of 1982 and efforts to control and manage the seepage have been ongoing since that time. In 2011, the Company completed improvements as part of an updated optimization plan for the Seepage Recovery System. By December 2012, the Company will complete the commissioning of a second Tailings Storage Facility (“TSF-2”) in addition to operating the two new ancillary Water Storage Reservoirs. The TSF-2 will replace the existing TSF-1 as a repository for mill tailings. It is anticipated that TSF-1 will cease receiving mill tailings no later than January, 2014 at which point TSF-1 will then enter closure and reclamation.

If the Consent Decree is not eventually complied with in full, the State of Nevada has the ability to request payment of all or a part of the balance of $9,200,000 in suspended fines. Full compliance with the Consent Decree allows for the indefinite suspension, and possible waiver, of such fines. The Company expects that all matters will be dealt with fully to the satisfaction of the Company and the State of Nevada.

Employees and Specialized Skill and Knowledge

The Company relies on the specialized skill and knowledge of its directors, officers and employees. As at the date hereof, the Company has approximately 406 employees engaged in the exploration, development and production of its various properties. To ensure the Company is able to attract individuals with the appropriate skills and experience, the Company has offered certain benefits to its officers, directors and certain consultants and employees. For example, should a change of control occur (i.e., a disposal of greater than 50% of the Company’s assets, an election of directors the majority of whom are not individuals nominated by the Company’s incumbent directors, or if any person acquires control, as defined by applicable securities laws, such that they can direct or cause the direction of the management and policies of the Company whether through ownership of securities, the right to appoint management, operating or voting agreement or otherwise), the Company has agreed to provide its directors, officers and employees with the following: the Company’s directors, officers and employees may, within 180 days of a change of control, terminate their agreements, or, should their agreements be terminated by the Company, they shall be entitled to receive a termination payment within 30 days of their termination. Such termination payment shall include a severance payment equal to between 18 and 36 months of their base annual salary, all incentive compensation owed, and health insurance benefits and payments.

Other Developments

Further to the agreement entered into in October 2009 between Rodeo Creek Gold, Inc. (“RCG”) and Queenstake, a wholly-owned subsidiary of the Company, a claim has been brought by RCG in which RCG claims, among other things, that Queenstake breached such agreement. The matter is presently in discovery stages. The Company believes that the claim is without merit and intends to defend it rigorously.

See “The Company” in the accompanying base shelf prospectus for more information regarding the Company, its properties and recent developments.

RISK FACTORS

An investment in the Units offered hereby is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. The following risk factors and the risk factors set out under “Risk Factors” in the accompanying base shelf prospectus and in the Company’s annual information form for the year ended December 31, 2011 (which is incorporated by reference herein) as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of Units to lose part or all of their investment. Before deciding to invest in any Units, investors should consider carefully the risks included herein, in the accompanying base shelf prospectus and incorporated by reference herein.

Risks relating to the Units and the Offering.

The Company has discretion concerning the use of cash resources, including the net proceeds of the Offering, as well as the timing of expenditures.

The Company has discretion concerning the application of cash resources and the timing of expenditures and shareholders may not agree with the manner in which the Company elects to allocate and spend cash resources. The results and the effectiveness of the application of cash resources are uncertain. The failure by the Company to apply cash resources effectively could have a material adverse effect on the business of the Company.

Management of the Company will have discretion with respect to the use of the net proceeds from this Offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management of the Company could spend most of the net proceeds from this Offering in ways that our security holders may not desire or that do not yield a favourable return. Prospective investors will not have the opportunity, as part of their investment in the Units, to influence the manner in which the net proceeds of this Offering are used. At the date of this prospectus supplement, the Company intends to use the net proceeds from this Offering as indicated in the discussion under “Use of Proceeds”. However, the Company’s needs may change as the business of the Company evolves. In addition, depending on how many Units are sold in the Offering, the gross proceeds of the Offering may be significantly less than the maximum Offering amount stated on the cover page, and the Company may have to allocate the net proceeds differently than as indicated in the discussion under “Use of Proceeds”. As a result, the proceeds that the Company receives in this Offering may be used in a manner significantly different from the Company’s current expectations.

The application to list the Common Shares on the NYSE MKT LLC may not be approved, and if the application is approved, the Common Shares may still be thinly traded in the United States.

The Company cannot predict the extent to which an active public market for the Common Shares in the United States will develop or be sustained. Pursuant to the terms of the Agency Agreement, the Company has agreed to use its commercially reasonable efforts to list the Common Shares on the MKT prior to the Closing Date or as soon thereafter as is practicable. The Company believes that it will satisfy the listing requirements of MKT, but the Company cannot give any assurance that the application will be approved or that this listing will ever occur. Even if the Common Shares are listed on the MKT, the Company cannot assure prospective investors that they will obtain sufficient liquidity in their Common Shares on the MKT. If the application is not approved, the Company will complete this Offering, and the Common Shares will continue to be quoted on the OTCBB. The Common Shares have historically been thinly traded on the OTCBB, meaning that the number of persons interested in purchasing the Common Shares at or near bid prices at any given time may be relatively small or non-existent. The Company cannot give any assurance that a broader or more active public trading market for the Common Shares in the United States will develop or be sustained, or that current trading levels will be sustained or not diminish.

Risks relating to the Company.

VG’s indebtedness and the conditions and restrictive covenants imposed on the Company by various financing agreements could materially and adversely affect the Company’s business and results of operations.

The Company is a party to various financing agreements, including various forward gold purchase contracts. Under the forward gold purchase contracts, the Company has committed to deliver specified amounts of gold in the aggregate amount of 182,440 ounces as of December 3, 2012 over specified periods of time in consideration for gross cash payments from the lenders. The Company’s ability to meet regularly scheduled gold deliveries under the forward gold purchase contracts will depend on the Company’s future operating performance, which in turn will depend on prevailing economic conditions and other factors, many of which may be beyond the Company’s control. All of the Company’s property interests are subject to certain encumbrances, including certain deeds of trust, liens and other security interests.

In addition, the Company’s forward gold purchase contracts include various conditions and covenants that require VG to obtain lenders’ consents prior to carrying out certain activities and entering into certain transactions, such as incurring additional debt, creating additional charges on Company assets, and providing additional guarantees or disposing of certain assets.

As a result of the restrictive covenants or other terms of any existing or new loan or other financing agreements, the Company may be significantly restricted in its ability to raise additional capital through bank borrowings and debt to engage in some transactions that VG expects to be of benefit to the Company. The inability to meet these conditions and covenants or obtain lenders’ consent to carry out restricted activities could materially and adversely affect the business and results of operations of VG.

Environmental Regulations and Permits

The Company’s operations and exploration and development activities in Canada and the United States are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including management of natural resources and environmental protections. The Company’s current and anticipated future operations, including further exploration and development activities and commencement of production on the Company’s properties, require permits from various United States and Canadian federal, state, provincial, territorial and local governmental authorities. There can be no assurance that all permits that the Company requires for the construction of mining facilities, to conduct mining operations and to conduct its other operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The mine at Jerritt Canyon is currently operating under the Consent Decree relating to certain environmental issues that the Company is to address. The Company has been working to address these environmental issues, however if the Consent Decree is not eventually complied with in full, the State of Nevada has the ability to request payment of all or a part of the balance of $9,200,000 in suspended fines. Delays or a failure to remedy such issues could have a material adverse impact on the Company.

USE OF PROCEEDS

The Company estimates that the net proceeds from the Offering will be approximately $[—] million, after deducting the Agents’ Fee of $[—] million and the expenses of the Offering, which are estimated to be $[—] million. The Company intends to use the net proceeds of this Offering to fund the development of Jerritt Canyon mining operations (specifically the development of Starvation Canyon), additional environmental bonding requirements, exploration of the Mahala Basin at Jerritt Canyon to further define mineral resources currently in the inferred mineral resource category, the completion of the resurfacing of existing RDAs at Jerritt Canyon as required by the Consent Decree, and for working capital and general corporate purposes, as indicated in the table which follows and as further described below.

Principal Purpose	Estimated Amount to be Expended ($ million)
Completion of the resurfacing of existing RDAs at Jerritt Canyon	[	—]
Bonding relating to future reclamation obligations	[	—]
Development of Starvation Canyon mine at Jerritt Canyon	[	—]
Additional underground drilling and exploration at Mahala Basin at Jerritt Canyon	[	—]
Working capital and general corporate purposes(1)	[	—]

Total	[	—]

Note:

(1)	Funds included in working capital and general corporate purposes may be allocated to corporate expenses and to other purposes.

The Company currently anticipates using a portion of the proceeds of the financing to (a) complete the resurfacing of the RDAs at Snow Canyon and finance the completion of the work commencing at Marlboro Canyon, expected to be complete in the next 5 months, in furtherance of the Company’s efforts to complete the final requirements of the Consent Decree; (b) meet additional bonding requirements from the State of Nevada, largely arising from the commissioning of TSF-2, which the Company anticipates putting into operation in December 2012 in support of the Company’s long term production plans; (c) complete development of the mine at Starvation Canyon, a third mine located on the south end of the Jerritt Canyon property, with a targeted in production date of February or March 2013, which is currently anticipated to provide up to an additional 600 tons of ore per day to the Jerritt Canyon processing facility; and (d) complete additional drilling and other exploration at the Mahala Basin with the goal of upgrading the majority of the existing inferred mineral resource to a measured and indicated mineral resource and expand the Company’s understanding of the potential of that area.

While the Company intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable.

The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under “Risk Factors” in or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus.

CONSOLIDATED CAPITALIZATION

The following represents VG’s share capital as at September 30, 2012 and as of November 30, 2012. The following table should be read in conjunction with the financial statements of the Company, including the notes thereto, incorporated by reference herein.

Designation of Shares	Authorized	Outstanding as at September 30, 2012	Outstanding as at November 30, 2012
Common Shares	Unlimited	996,901,669(1)	100,137,259(2)(3)

(1)	This number is on a pre-consolidated basis.
(2)	Since September 30, 2012, on a post-consolidated basis, VG has issued an aggregate of 447,329 Common Shares, including 66,956 Common Shares issued in connection with the closing of the third tranche of a convertible debenture financing and 380,373 Common Shares issued in connection with the conversion of $1,000,000 convertible debentures as part of the first tranche of a convertible debenture financing. As at November 30, 2012, the Company has stock options granted under its stock option plan that may result in the issuance of 6,191,551 additional Common Shares.
(3)	The Company’s issued and outstanding common shares is reported on a post-consolidated basis. The Common Shares were consolidated on a 10 for 1 basis, effective on October 11, 2012.
(4)	The Company has convertible debentures outstanding in the principal amount of $11 million, pursuant to a convertible debenture financing completed in tranches on June 15, 2012, July 19, 2012 and October 11, 2012, representing the right of the holders of such convertible debentures to acquire common shares of the Company at a conversion price per common share equal to the greater of (a) $1.50 (on a post-consolidation basis) and (b) a 5% discount to the Market Price (as defined in the policies of the TSX). The convertible debentures bear interest at a rate of 11% payable in common shares of the Company and the Company may elect to pay up to 75% of the principal amount of the debentures in shares at maturity.

Since September 30, 2012, there has been no material change to the loan capital of the Company.

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at November 30, 2012, the Company had 100,137,259 Common Shares issued and outstanding.

Common Shares

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each Common Share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the Company’s Board of Directors. See “Dividend Policy” in the accompanying base shelf prospectus.

Warrants

The Warrants issued under the Offering will be governed by an indenture (the “Warrant Indenture”) to be entered into between the Company and Computershare Trust Company of Canada, as agent for the holders of the Warrants (the “Warrant Agent”). The following descriptions are subject to the detailed provisions of the Warrant Indenture. Reference should be made to the Warrant Indenture for the full text of attributes of the Warrants, which will be filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and furnished to the SEC as an Exhibit to report on Form 6-K.

Each whole Warrant will entitle the holder to acquire, subject to adjustment as summarized below, one Warrant Share at an exercise price of $[—] per Warrant Share on or before 4:00 p.m. (Vancouver time) on the date that is

[—] from the closing of the Offering, after which time the Warrant will be void and of no value. For greater certainty, all Warrants, including any Warrants issued pursuant to, or in connection with, the Compensation Options, will expire on the same expiry date [—] from the Closing Date.

The Warrants may be issued in uncertificated form. Any Warrants issued in certificated form shall be evidenced by a warrant certificate in the form attached to the Warrant Indenture. All Warrants issued in the name of CDS may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book-entry position on the register of warrantholders to be maintained by the Warrant Agent at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

The Warrant Indenture will provide that the share ratio and exercise price of the Warrants will be subject to adjustment in the event of a subdivision or consolidation of the Common Shares. The Warrant Indenture will also provide that if there is (a) a reclassification or change of the Common Shares, (b) any consolidation, amalgamation, arrangement or other business combination of the Company resulting in any reclassification, or change of the Common Shares into other shares, or (c) any sale, lease, exchange or transfer of the Company’s assets as an entity or substantially as an entirety to another entity, then each holder of a Warrant which is thereafter exercised shall receive, in lieu of Common Shares, the kind and number or amount of other securities or property which such holder would have been entitled to receive as a result of such event if such holder had exercised the Warrants prior to the event.

The Warrant Indenture will also provide that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such events.

No fractional Warrants will be issuable in connection with the Offering, no fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional Warrants or Warrant Shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

Related Shelf Prospectus

It is a closing condition of this Offering that the Company has filed with the SEC a prospectus supplement registering the offering of the Warrant Shares. The Company has agreed to use commercially reasonable efforts to maintain the base shelf prospectus and the prospectus supplement relating to the Warrant Shares effective until the earlier of the expiration date of the Warrants and the date on which no Warrants remain outstanding. No person in the United States or U.S. Person (as such term is defined in Regulation S under the U.S. Securities Act) or person holding Warrants for the account or benefit of a person in the United States or a U.S. Person will be permitted to exercise Warrants during any period of time prior to the expiration date of the Warrants during which no registration statement under the U.S. Securities Act (including any amendments of supplements thereto) with respect to the Warrants is effective, unless an exemption from the registration requirements of the U.S. Securities Act is available and such holder provides evidence of the availability of such exemption satisfactory to the Company and the Warrant Agent. If no registration statement under the U.S. Securities Act (including any amendments of supplements thereto) is effective, the Company will notify the holders of the Warrants in the United States, in accordance with the terms of the Warrant Indenture.

PRIOR SALES

The Company issued the following Common Shares during the 12-month period prior to the date hereof:

Date of Issuance	Number of Common Shares Issued	Price per Common Share
January 23, 2012(1)	449,730	$0.125
February 2, 2012(1)	10,000	$0.125
February 9, 2012(1)	150,000	$0.125
February 10, 2012(2)	75,000	$0.15
February 21, 2012(1)	150,000	$0.125
May 23, 2012(3)	39,081,779	$0.23
May 28, 2012(4)	22,847,400	$0.30
June 15, 2012(5)	2,010,126	$0.30
July 19, 2012(5)	1,333,333	$0.30
August 10, 2012(2)	50,000	$0.15
September 4, 2012(2)	100,000	$0.15
October 11, 2012(5)(6)	66,956	$2.99
November 13, 2012(5)(6)	380,373	$2.63

(1)	Issued pursuant to the exercise of previously issued warrants of the Company.
(2)	Issued pursuant to the exercise of stock options previously granted by the Company.
(3)	Issued pursuant to a private placement.
(4)	Issued pursuant to a conversion of debt.
(5)	Issued pursuant to a convertible debenture financing.
(6)	Issued following the 10 for 1 share consolidation completed October 11, 2012.

TRADING PRICE AND VOLUME

The Common Shares of the Company are listed for trading on the TSX under the symbol “VG”. The following table sets out the market price range and trading volume of the Common Shares on the TSX for the periods indicated:

	Period	High (CDN)($)	Low (CDN)($)	Volume
2011	December	0.36	0.235	15,892,805
2012	January	0.315	0.23	28,471,073
	February	0.475	0.28	25,019,488
	March	0.40	0.305	9,754,318
	April	0.34	0.255	9,784,131
	May	0.30	0.23	7,120,159
	June	0.35	0.275	6,095,382
	July	0.35	0.30	10,153,858
	August	0.315	0.245	8,290,384
	September	0.32	0.255	10,448,877
	October(1)	3.38	2.31	1,590,761
	November(1)	3.20	2.40	1,300,332
	December 3(1)	2.52	2.40	33,186

(1)	Include trading numbers following the 10 for 1 share consolidation completed October 11, 2012.

PLAN OF DISTRIBUTION

This prospectus supplement is being filed in British Columbia, Alberta and Ontario (the “Qualifying Jurisdictions”) to qualify, and in the United States to register, the distribution of [—] Units, representing an aggregate of [—] Unit Shares and [—] Warrants, for gross proceeds of $[—]. Pursuant to the Agency Agreement, the Company appointed the Agents as its exclusive agents to offer for sale to the public, on a “best efforts” agency basis, the Units in the Qualifying Jurisdictions and in the United States. The Agents have agreed to use their reasonable best efforts to secure subscriptions for the Units, but they are not obligated to purchase any of the Units that are not sold. The obligations of the Agents under the Agency Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain other stated events. The Offering Price was determined by arm’s length negotiation between the Company and the Lead Agents on behalf of the Agents.

This Offering is being made concurrently in each of British Columbia, Alberta and Ontario and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The Units, comprised of the Unit Shares and Warrants, will be offered in the United States and Canada by the Company through the Agents, either directly or through their respective U.S. or Canadian registered broker-dealer affiliates or agents, as applicable. Subject to applicable law, the Units may be offered to purchasers on a private placement basis outside of Canada and the United States.

Global Hunter Securities LLC is not registered as a dealer in any Canadian jurisdiction and, accordingly, will only sell Units into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Units in Canada.

Pursuant to the Agency Agreement, the Agents will receive a cash commission equal to 6% of the gross proceeds from the sale of the Units (the “Agents’ Fee”). The expenses of this Offering, not including the Agents’ Fee, are estimated to be $[—] and are payable by the Company. The aggregate Agents’ Fee will be $[—] ($[—] per Unit). The Agents will also receive compensation options entitling the Agents to purchase that number of Units equal to 6.0% of the aggregate number of Units issued by the Company in the Offering, with an exercise price equal to 102% of the Offering Price (the “Compensation Options”). The Compensation Options shall have a term of 24 months from the Closing Date and shall be subject to a lock-up restriction, complying with the requirements for lock-up restrictions under FINRA Rule 5110(g), for 360 days after the date of commencement of sales in the Offering. This prospectus supplement and the accompanying base shelf prospectus qualify the grant of the Compensation Options and the additional Units issuable on exercise of the Compensation Options. In addition, pursuant to the Agency Agreement, the Company will reimburse the Agents for certain expenses, including legal and certain out-of-pocket expenses incurred in connection with the Offering. Other than the Agents’ Fee and the Compensation Options, the Agents have not and will not receive any other fee or commission from the Company in connection with the completion of the Offering.

The Warrants issued under the Offering will be governed by the Warrant Indenture to be entered into between the Company and Computershare Trust Company of Canada, as Warrant Agent. Each whole Warrant will entitle the holder to acquire, subject to adjustment as summarized below, one Warrant Share at an exercise price of $[—] per Warrant Share on or before 4:00 p.m. (Vancouver time) on the date that is [—] from the closing of the Offering, after which time the Warrant will be void and of no value. For greater certainty, all Warrants, including any Warrants issued pursuant to, or in connection with, the Compensation Options, will expire on the same expiry date [—] from the Closing Date. The Warrants are subject to accelerated expiry, at the option of the Company and in accordance with the terms of the Warrant Indenture, in the event that the closing price of the Common Shares on the TSX exceeds $[—] per share for a period of ten consecutive trading days and notice is given by the Company to the holders of the Warrants to such effect, accelerating the expiry time of the Warrants to 4:00 p.m. (Vancouver time) on that date which is 30 days after the date on which such notice is given, after which time the Warrants will expire and be void and of no value.

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about [—] or such later date as the Company and the Agents may agree (the “Closing Date”), but in any event such Closing Date shall occur on or before [—], 2012.

It is anticipated that one or more global certificates representing the Unit Shares and Warrants will be issued and registered in the name of CDS or its nominee or DTCC or its nominee, Cede & Co., as directed by the Agents and will be deposited with CDS or DTCC, as the case may be. No beneficial holder of such Unit Shares or Warrants will receive definitive certificates representing their interest in the Unit Shares or Warrants. Beneficial holders of Unit Shares and Warrants will receive only a customer confirmation from the registered dealer who is a CDS or DTCC participant and from or through whom a beneficial interest in the Units is acquired. All Warrants issued in uncertificated form in the name of CDS shall be evidenced by a book-entry position on the register of warrantholders to be maintained by the Warrant Agent at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

The Closing Date will be the [—] business day (in the United States) following the date of pricing of the Units (such settlement cycle being referred to as “T+—”) and accordingly, the Company expects to deliver the Unit Shares and Warrants on the Closing Date. Under Rule 15c6-1 under the U.S. Exchange Act of 1934, as amended (the “U.S. Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Unit Shares or Warrants prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Unit Shares or Warrants prior to the Closing Date should consult their own advisors.

Pursuant to the Agency Agreement, the Company has agreed, subject to certain exemptions and for a period of 90 days from the Closing Date, to not offer, sell, issue or negotiate or enter into any agreement to offer, sell or issue (or announce any intention to do so) any Units or financial instruments convertible or exchangeable into Units or any securities issuable pursuant thereto without the prior written consent of the Lead Agents, such consent not to be unreasonably withheld or delayed.

Pursuant to a subscription agreement dated May 24, 2011 between the Company and Deutsche Bank AG, London Branch, (“Deutsche Bank”) in connection with a non-brokered private placement of 33,488,372 units at a price of $0.43 per unit to Deutsche Bank, the Company granted to Deutsche Bank a pre-emptive right to participate in any subsequent offering of securities of the Company and top-up right with respect to any subsequent convertible security exercises or conversions for securities outstanding as of May 24, 2011. In connection with the pre-emptive right, the Company will provide formal notice to Deutsche Bank of this Offering, notifying Deutsche Bank of its right to acquire up to [—] Units.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Agents may not, at anytime during the period ending on the date the selling process for the Units ends and all stabilization arrangements relating to the Units are terminated, bid for or purchase securities of the Company. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of securities of the Company if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Agents, or if the client’s order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Agents may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

Until the distribution of the Units is completed, SEC rules may limit the Agents from bidding for and purchasing Common Shares. However, the Agents may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the U.S. Exchange Act.

There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this prospectus supplement. This may affect the price of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

The Common Shares are listed for trading on the TSX under the trading symbol “VG” and are quoted on the OTCBB under the symbol “YNGFF”. The Company has applied to list the Unit Shares and Warrants (and the Warrant Shares issuable on exercise of the Warrants) qualified for distribution by this prospectus supplement on the TSX. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX. Pursuant to the terms of the Agency Agreement, the Company has agreed to use its commercially reasonable efforts to list the Common Shares on the MKT prior to the Closing Date or as soon thereafter as is practicable. No assurance can be given that the application will be approved.

No fractional Warrants will be issuable in connection with the Offering, no fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional Warrants or Warrant Shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

Pursuant to the Agency Agreement, the Company has also agreed to indemnify the Agents, their respective affiliates and their respective directors, officers, employees and partners against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and applicable Canadian securities legislation, or to contribute to payments the Agents may be required to make because of any of those liabilities.

The Company has filed a registration statement on Form F-10 with the SEC pursuant to the multi-jurisdictional disclosure system which registers the offering of the Units in the United States. The Company has also agreed to file with the SEC a prospectus supplement registering the offering of the Warrant Shares. No U.S. Person or person holding Warrants on behalf or for the account of a U.S. Person may exercise the Warrants during any period of time when a registration statement covering the Warrant Shares is not effective.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Company, and Bennett Jones LLP, counsel to the Agents, the following is, as of the date of this prospectus supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to an investor who acquires Units pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with and is not affiliated with the Company or the Agents and who acquires and holds the Unit Shares (including any Warrant Shares acquired on the exercise of Warrants (hereinafter collectively referred to as “Shares”)) and Warrants as capital property (a “Holder”). This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii), an interest in which would be a “tax shelter investment” as defined in the Tax Act; or (iv) that has made a functional currency reporting election under the Tax Act. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, controlled by a non-resident corporation for the purposes of the “foreign affiliate dumping” rules in proposed section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Units.

Generally, the Shares and Warrants will be considered to be capital property to a Holder thereof provided that the Holder does not use the Shares or Warrants in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Allocation of Cost

The total purchase price of a Unit to a Holder must be allocated on a reasonable basis between the Unit Share and each one-half of a Warrant to determine the cost of each to the Holder for purposes of the Tax Act.

For its purposes, the Company intends to allocate $— of the issue price of each Unit as consideration for the issue of each Unit Share and $— of the issue price of each Unit for the issue of each one-half of a Warrant. Although the Company believes that its allocation is reasonable, it is not binding on the CRA or the Holder. The Holder’s adjusted cost base of the Unit Share comprising a part of each Unit will be determined by averaging the cost allocated to the Unit Share with the adjusted cost base to the Holder of all Common Shares of the Company owned by the Holder as capital property immediately prior to such acquisition.

Exercise of Warrants

No gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the Holder of all Common Shares of the Company owned by the Holder as capital property immediately prior to such acquisition.

Taxation of Canadian Resident Holders

The following section of this summary applies to Holders (“Resident Holders”) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times. Certain of such persons to whom Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Shares, and all other “Canadian securities” as defined in the Tax Act, held by such persons, treated as capital property. This election does not apply to Warrants. Resident Holders should consult their own tax advisors regarding this election.

Expiry of Warrants

In the event of the expiry of an unexercised Warrant, a Resident Holder generally will realize a capital loss equal to the Resident Holder’s adjusted cost base of such Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under “Capital Gains and Capital Losses”.

Dividends

Dividends received or deemed to be received on the Shares will be included in computing a Resident Holder’s income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from “taxable Canadian corporations” (as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Company to the Resident Holder in accordance with the provisions of the Tax Act. Dividends received or deemed to be received by a corporation that is a Resident Holder on the Shares must be included in computing its income but generally will be deductible in computing its taxable income.

“Private corporations” (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate Resident Holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Dispositions of Shares and Warrants

Upon a disposition (or a deemed disposition) of a Share or a Warrant (other than on the exercise thereof), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security, as applicable, to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

One-half of any capital gain will be included in income as a taxable capital gain and one-half of a capital loss may normally be deducted as an allowable capital loss against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the detailed provisions of the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns shares.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include taxable capital gains. This tax generally will be refunded to a corporate Resident Holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Alternative Minimum Tax

In general terms, a Resident Holder that is an individual or a trust, other than certain types of specified trusts, that receives or is deemed to receive taxable dividends on the Shares or realizes a capital gain on the disposition or deemed disposition of Shares or Warrants may realize an increase in the Resident Holder’s liability for alternative minimum tax.

Taxation of Non-Resident Holders

The following section of this summary is generally applicable to Holders (“Non-Resident Holders”) who (i) for the purposes of the Tax Act, have not been and will not be deemed to be resident in Canada at any time while they hold the Shares or Warrants; and (ii) do not use or hold the Shares or Warrants in carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% unless reduced by the terms of an applicable tax treaty. Under the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors.

Dispositions of Shares and Warrants

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Share or a Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Share or Warrant constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Shares are listed on the TSX, the Shares and Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder at the time of disposition, unless at any time during the 60 month period immediately preceding the disposition: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists; or (iii) the Shares or Warrants are otherwise deemed to be taxable Canadian property.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Shares or Warrants that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined for purposes of the Tax Act) will generally be computed in the manner described above under the heading “Taxation of Canadian Resident Holders — Dispositions of Shares and Warrants”.

Non-Resident Holders whose Shares or Warrants are taxable Canadian property should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations” in the accompanying base shelf prospectus) should review “Certain U.S. Federal Income Tax Considerations” in the accompanying base shelf prospectus for a discussion of certain material U.S. federal income tax consequences to them arising from and relating to the acquisition, ownership and disposition of the Units (as well as the Unit Shares and Warrants).

The total purchase price of a Unit to a U.S. Holder must be allocated between the Unit Share and each one-half of a Warrant in proportion to their relative fair market values to establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the Unit Share and Warrant components that comprise the Units. For its purposes, the Company intends to allocate $— of the issue price of each Unit as consideration for the issue of each Unit Share and $— of the issue price of each Unit for the issue of each one-half of a Warrant. Although the Company believes that its allocation is reasonable, it is not binding on the U.S. Internal Revenue Service, a U.S. court or the U.S. Holder. U.S. Holders should consult their own tax advisors regarding the allocation of the purchase price for any Units purchased.

The Company does not believe, based on the projected composition of its income and valuation of its assets, that it will be, for U.S. federal income tax purposes, a passive foreign investment company (a “PFIC”) for its current tax year, and it does not expect to become one in the future, though no assurance can be given in this regard. It may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations. The determination of whether the Company (or a subsidiary of the Company) is, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company (or a subsidiary) will be a PFIC for any tax year depends on the assets and income of the Company (and each such subsidiary) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the U.S. Internal Revenue Service will not challenge any determination made by the Company (or a subsidiary) concerning its PFIC status or that the Company (and any subsidiary) was not, or will not be, a PFIC for any tax year. U.S. Holders should consult their own tax advisors regarding the PFIC status of the Company and any subsidiary of the Company, and should review the discussion of the PFIC rules (including any possible additional reporting requirements) and their application to the Units, Unit Shares and Warrants in “Certain U.S. Federal Income Tax Considerations” in the accompanying base shelf prospectus.

If the Company determines it is a PFIC for any tax year, the Company intends to satisfy the requirements to allow U.S. Holders to make a QEF Election (as defined in “Certain U.S. Federal Income Tax Considerations” in the accompanying base shelf prospectus). In the event the Company is a PFIC and a U.S. Holder makes a timely QEF Election, such U.S. Holder generally will not be subject to the default PFIC rules discussed in “Certain U.S. Federal Income Tax Considerations” in the accompanying base shelf prospectus, and will instead generally be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest”, which is not deductible. U.S. Holders should consult their tax advisor regarding the availability of, the procedure for making, and the consequences to them of making, a QEF Election, and should review the discussion of the QEF Election (and other possible methods to mitigate the consequences of investing in a PFIC) in “Certain U.S. Federal Income Tax Considerations” in the accompanying base shelf prospectus.

If the Company is a PFIC and a U.S. Holder does not make a QEF Election, the Company will continue to be treated as a PFIC with respect to such U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. If the Company ceases to be a PFIC, such U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed in “Certain U.S. Federal Income Tax Considerations” in the accompanying base shelf prospectus) as if such U.S. Holder’s common shares were sold on the last day of the last tax year for which the Company was a PFIC. It is unclear whether such election can be made with respect to warrants to obtain common shares. U.S. Holders should consult their tax advisor regarding the availability of, the procedure for making, and the consequences to them of making, an election to terminate PFIC status and recognize gain.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP with respect to Canadian securities law matters and by Troutman Sanders LLP with respect to U.S. securities law matters and on behalf of the Agents by Bennett Jones LLP with respect to Canadian securities law matters and Goodwin Procter LLP with respect to U.S. securities law matters. The partners and associates of Blake, Cassels & Graydon LLP as a group beneficially own, directly or indirectly, less than one percent (1%) of the outstanding securities of the Company. The partners and associates of Bennett Jones LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors for the Company are Deloitte & Touche LLP of Vancouver, British Columbia.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The Warrant Agent for the Warrants is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying base shelf prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the base shelf prospectus and reference should be made to the accompanying base shelf prospectus for full particulars thereof. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at #1040, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2, telephone: 604.683.1102. These documents are also available through the internet on SEDAR, which can be accessed on line at www.sedar.com and at www.sec.gov. The following documents filed with the securities commissions in British Columbia, Alberta and Ontario are specifically incorporated by reference into, and form an integral part of this prospectus supplement:

(a)	The annual information form of the Company for the fiscal year ended December 31, 2011 (the “Annual Information Form”);

(b)	The audited annual consolidated financial statements of the Company for the fiscal years ended December 31, 2011 and 2010, together with the notes thereto and the report of the independent registered chartered accountants thereon;

(c)	Management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2011;

(d)	The interim financial statements of the Company for the three and nine month period ended September 30, 2012;

(e)	Management’s discussion and analysis for the period ended September 30, 2012;

(f)	Management’s information circular prepared in connection with the annual general meeting of shareholders of the Company held on June 27, 2012;

(g)	Management’s information circular prepared in connection with the special meeting of shareholders of the Company held on October 2, 2012;

(h)	Management’s information circular prepared in connection with the special meeting of shareholders of the Company held on March 8, 2011;

(i)	The following material change reports of the Company filed since December 31, 2011, being the end of the Company’s most recently completed financial year:

(i)	Dated May 4, 2012 (and filed September 20, 2012) announcing the resignation of the Company’s Chairman;

(ii)	Dated May 18, 2012 (and filed September 20, 2012) announcing the closing of a CDN$9.0 million private placement;

(iii)	Dated June 21, 2012 (and filed July 4, 2012) announcing the resignation of the Company’s President and Chief Executive Officer and the appointment of Co-Chief Executive Officers;

(iv)	Dated October 5, 2012 announcing the change of the Company’s name to “Veris Gold Corp.” and a share consolidation on a 10 to 1 basis; and

(v)	Dated October 11, 2012 announcing the effective date of October 11, 2012 as the date the Company’s shares will begin trading on the Toronto Stock Exchange under the symbol “VG”.

Any annual information form, annual or quarterly financial statements, annual or quarterly management’s discussion and analysis, management proxy circular, material change report (excluding confidential material change reports), business acquisition report, information circular or other disclosure document required to be incorporated by reference into a prospectus filed under National Instrument 44–101 — Short Form Prospectus Distributions filed by the Company with any securities commission or similar authority in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this prospectus supplement.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus supplement (if, and to the extent, so provided in connection with a report on Form 6-K or 8-K), such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part. Further, the Company may incorporate by reference into this prospectus supplement information from documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

Any statement contained in the base shelf prospectus, in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference in this prospectus supplement or the base shelf prospectus for the purpose of this Offering shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the base shelf prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the base shelf prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement, except as so modified or superseded.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and in the accompanying base shelf prospectus under “Documents Incorporated by Reference”, the form of Agency Agreement and the form of Warrant Indenture between the Company and the Warrant Agent described in this prospectus supplement, the consent of Deloitte & Touche LLP, the consent of Todd W. Johnson, P.E., the consent of Karl Swanson, SME, MAusIMM, the consent of Mark A. Odell, P.E., the consent of John R.W. Fox, P.Eng, the consent of Michele White, C.P.G., the consent of Blake, Cassels & Graydon LLP, the consent of Troutman Sanders LLP, the powers of attorney of directors and officers of the Company, have been or will be filed with the SEC and will form part of the registration statement on Form F-10 (File No. 333-184496) of which this prospectus supplement forms a part.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase Units. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement (including a pricing supplement) relating to the Units purchased by a purchaser and any amendments thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus or prospectus supplement relating to the Units purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser. Rights and remedies also may be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.